Exhibit 3.124(a)

3184113 ENDORSED - FILED In the office of the Secretary of State of the State of California JAN 07 2009

ARTICLES OF INCORPORATION

OF

USPI STOCKTON, INC.

I

The name of this corporation is USPI Stockton, Inc.

II

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporation code.

III

The name and address in the State of California of this corporation’s initial registered agent for service of process is:

CT Corporation System

IV

The corporation is authorized to issue only one class of shares of stock and the total number of shares which this corporation is authorized to issue is 1,000.

Dated: January 7, 2009	/s/ Jenetha Moran
Jenetha Moran, Incorporator

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